K9 3/29/08

SE(08032614 /IISSION
Washington, D.C.

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SEC FILE NUMBER
8- 49409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vestech Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8100 E 22nd St. North, Bldg. 600, Ste #B
(No. and Street)

Wichita (City) KS (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earle W Evans III 316-686-6222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hewitt & Company, PA
(Name – *if individual, state last, first, middle name*)

205 W 2nd St North (Address) Wichita (City) KS (State) 67202 (Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 28 2008
Washington, DC 100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Earle W. Evans III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestech Securities, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA A. McCULLOUGH
Notary Public - State of Kansas
My Appt. Expires 2/26/2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VESTECH SECURITIES, INC.

FINANCIAL STATEMENTS

and

INDEPENDENT AUDITOR'S REPORT

YEAR ENDED JUNE 30, 2008

INDEX

FINANCIAL STATEMENTS	Page
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Computation for Determination of Reserve Requirements and Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	9
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL Required by SEC Rule 17a-5	10-11

Hewitt & Company, PA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Vestech Securities

We have audited the accompanying statement of financial condition of Vestech Securities, Inc. as of June 30, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestech Securities, Inc., as of June 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hewitt + Company, PA

August 27, 2008

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
205 W. 2nd • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

VESTECH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Current Assets		
Cash	$ 5,365	
Cash deposits with clearing organization	13,905	
Receivables from broker-dealers and clearing organization	73,767	
Prepaid expense	5,581	
Total Current Assets		$ 98,618
Fixed Assets		
Furniture and equipment	6,927	
Less: Accumulated depreciation	(3,431)	
Total Fixed Assets		3,496
Other Assets		
Notes receivable	400	
Note receivable related party	18,000	
Stockholder receivable	40,434	
Total Other Assets		58,834
Total Assets		$ 160,948

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$ 28,664	
Payroll taxes payable	2,831	
Retirement plan payable	3,924	
Total Current Liabilities		$ 35,419
Stockholder's Equity		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	40,000	
Additional paid-in capital	5,701	
Retained earnings	79,828	
Total Stockholder's Equity		125,529
Total Liabilities and Stockholder's Equity		$ 160,948

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2008

Commission Income		$ 571,566
Operating Expenses		
Officer salaries	$ 168,400	
Salaries and wages	32,342	
Payroll taxes	10,809	
Retirement plan expense	6,022	
Commissions	189,099	
Professional fees	32,923	
Clearance paid	32,148	
Rent	10,377	
Dues and fees	9,124	
Travel and entertainment	9,084	
Quotation expense	3,600	
Communication expense	6,934	
Insurance expense	3,361	
Office expense	6,915	
Property and other taxes	3,211	
Depreciation expense	58	
Other expense	2,222	
Total Operating Expenses		526,629
Net Income from Operations		44,937
Other Income		
Miscellaneous income	35,100	
Interest income	364	
Gain on sales of securities	63	
Total Other Income		35,527
Net Income		$ 80,464

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
Balance, Beginning of Year	$ 40,000	$ 5,701	$ 34,549	$ 55	$ 80,305
Capital contributions	0	0	0		0
Stockholder distribution			(35,185)		(35,185)
Net income	0	0	80,464		80,464
Other Comprehensive Income: Less: adjustment for realized gains recognized	0	0	0	(55)	(55)
Balance, End of Year	$ 40,000	$ 5,701	$ 79,828	$ 0	$ 125,529

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2008

Cash Flows from Operating Activities		
Net income for the year	$ 80,464	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	58	
Gain on sale of securities	(63)	
(Increase) Decrease in:		
Cash deposits with clearing organization	(361)	
Prepaid expense	(5,067)	
Receivables from broker-dealers and clearing organization	(34,436)	
Increase (Decrease) in:		
Accounts payable	12,558	
Payroll taxes payable	556	
Retirement plan payable	(346)	
Net Cash Provided by Operating Activities		$ 53,363
Cash Flows from Investing Activities		
Purchase of equipment	(3,554)	
Proceeds from sale of securities	126	
Advance on notes receivable	(18,200)	
Net Cash Used for Investing Activities		(21,628)
Cash Flows From Financing Activities		
Stockholder distribution		(35,185)
Net Decrease in Cash		(3,450)
Cash at Beginning of Year		8,815
Cash at End of Year		$ 5,365

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF ACCOUNTING POLICIES

A. Business Activity

Vestech Securities, Inc. (the Company) is a broker-dealer of securities in Wichita, Kansas. The Company, incorporated on March 13, 1996, holds membership in the National Association of Securities Dealers, Inc. and is registered with the Securities and Exchange Commission in accordance with Section 15(b) of the Securities Exchange Act of 1934. Security, mutual fund, annuity commissions and wrap advisor fees make up the Company's revenue. The Company's customers live primarily in Kansas. The Company does not receive, directly or indirectly, nor hold funds or securities for, nor owe funds or securities to customers and does not carry accounts of, or for, customers. Accounts receivable are primarily held by the Company's clearing broker or dealer. The Company has no union contracts and generally acquires labor and other services locally.

B. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, with a maturity of six months or less to be cash equivalents.

C. Income Recognition

Income and expenses related to the purchase or sale of customer securities are recorded on the settlement date basis. Expenses relating to fees and registrations with agencies of federal and state governments and the National Association of Security Dealers are expensed as incurred.

D. Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method for financial statement purposes and an accelerated method for income tax purposes over the estimated useful lives of the property and equipment. Expendures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2008, was $58.

E. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. INCOME TAXES

The Company files as an "S" corporation for federal and state income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for income tax purposes, and thus, no provision for income taxes has been made in the accompanying financial statements.

3. RELATED PARTIES

The Company rents office space from a related party on a month-to-month basis. Rent expense for the period ended June 30, 2008, was $10,377.

Receivable from stockholder represents advances to the stockholder which are non-interest bearing and due on demand.

During the year the Company advanced $18,000 to a related party. The interest rate on the note is 10% per annum with no definite repayment terms. The related party is to make periodic interest payments.

Due to the Company being an S-Corporation, the stockholder is allowed to take s-distributions to the extent of his basis in the Company. For the year ended June 30, 2008, the stockholder had s-distributions of $35,185.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2008, the company had net capital of approximately $57,337 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

5. EMPLOYEE BENEFITS

The Company has a Simple IRA pension plan, whereby eligible employees may voluntarily contribute a percentage of compensation. The company matches a portion of the employee's contribution up to 3% of the employee's compensation for the year. For the period ending June 30, 2008, the Company recognized retirement plan expense of $6,022.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

VESTECH SECURITIES, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2008

Net Capital	
Total stockholder's equity	$ 125,529
Deduct stockholder's equity not allowed for net capital	0
Total Stockholder's Equity Qualified for Net Capital	125,529
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
B. Other deductions or credits	0
Total Capital and Allowable Subordinated Liabilities	125,529
Deductions and/or Other Charges	
A. Non-allowable assets:	
Clearing deposit interest receivable	0
Nonallowable receivable from broker-dealer	(40,434)
Receivable from non-customers	(18,400)
Furniture and equipment	(3,496)
Other assets	(5,581)
B. Secured demand note deficiency	0
C. Commodity futures contracts and spot commodities	0
D. Other deductions and/or charges	0
Net Capital Before Haircuts on Securities Positions	57,618
Haircuts on Securities:	
A. Contractual securities commitments	0
B. Deficit in securities collateralizing demand notes	0
C. Trading and investment securities	0
1. Exempted securities	0
2. Debt securities	0
3. Options	0
4. Other securities	0
D. Undue concentrations	0
E. Other	(281)
Net Capital	$ 57,337
Aggregate Indebtedness	
Accounts payable	$ 28,664
Payroll taxes payable	2,831
Retirement plan payable	3,924
Total Aggregate Indebtedness	$ 35,419
Computation of Basic Net Capital Requirement	
Minimum of Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Excess Net Capital	$ 52,337
Excess Net Capital at 1000%	$ 53,795
Excess Net Capital at 1500%	$ 54,975
Ratio: Aggregate Indebtedness to Net Capital	.62 to 1

Reconciliation of the basic net capital requirement is not included as there is no material difference from the Company's computation.

See independent auditor's report.

VESTECH SECURITIES, INC.
SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2008

The Company is exempt from Rule 15c3-3 based on (k)(2)(ii) of Rule 15-c3-1 of the Securities and Exchange Commission. All customer transactions are cleared through another broker-dealer.

Company's clearing firm: National Financial Services Corporation

See independent auditor's report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Required by the Securities Exchange Commission Rule 17a-5

Hewitt & Company, PA

Board of Directors
Vestech Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Vestech Securities, Inc. (the Company) for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hewitt + Company, PA

Hewitt & Company, PA
Wichita, Kansas
August 27, 2008

END